[redacted]

09047303

File No. 83-1
Regulation IA
Rule 3

RECEIVED
2009 NOV 23 A 8:43

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

IDR141,600,125,000 6.70 percent Notes due October 31, 2011

Filed pursuant to Rule 3 of Regulation IA

Dated: October 27, 2009

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issue of the IDR141,600,125,000 6.70 percent Notes due October 31, 2011 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated October 27, 2009 (the "Terms Agreement") and the Pricing Supplement dated October 27, 2009 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note:	100.00%	Nil.	100.00%
Total:	IDR141,600,125,000 (USD15,185,000)		IDR141,600,125,000 (USD15,185,000)

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 20, 2009
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

Exhibit A

March 20, 2009

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-17/09, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c. The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms.

d. Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank.

e. Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f. Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP each delivered on this date in accordance with the Standard Provisions. Also I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

John S. Scott
Chief Counsel

EXECUTION VERSION

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 310

IDR 141,600,125,000 6.70 percent Notes due October 31, 2011

payable in United States Dollars

Issue Price: 100.00 percent

No application has been made to list the Notes on any stock exchange.

J.P.Morgan

The date of this Pricing Supplement is as of October 27, 2009

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") which for the avoidance of doubt does not constitute a "prospectus" for the purposes of Part VI of the UK Financial Services and Markets Act 2000 or a "base prospectus" for the purposes of the EU Prospectus Directive. This Pricing Supplement must be read in conjunction with the Prospectus and the United Kingdom Listing Authority Listing Particulars dated August 5, 2009 (the "Listing Particulars"). This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus and the Listing Particulars. Complete information in respect of the Bank and this offer of the Notes is provided on the basis of the combination of the information contained in this Pricing Supplement, the Prospectus and the Listing Particulars.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	310
2.	Aggregate Principal Amount:	IDR 141,600,125,000
3.	Issue Price:	IDR 141,600,125,000, which is 100.00 percent of the Aggregate Principal Amount. The Issue Price will be payable in USD in the amount of USD 15,185,000 at the agreed IDR Rate of 9325 IDR per one USD.
4.	Issue Date:	October 30, 2009
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 8(c) of "Other Relevant Terms" below.
6.	Authorized Denomination(s) (Condition 1(b)):	IDR 9,325,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	The lawful currency of the Republic of Indonesia ("Indonesian Rupiah" or "IDR"), provided that all payments in respect of the Notes will be made in United States Dollars ("U.S.$" or "USD").

8. Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	USD
9. Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10. Maturity Date (Condition 6(a): Fixed Interest Rate):	October 31, 2011; provided that if the Valuation Date (as defined below) for the scheduled Maturity Date is postponed due to an Unscheduled Holiday (as defined below), then the Maturity Date shall be five Relevant Business Days after the later of (i) the applicable Valuation Date and (ii) the date on which the IDR Rate in respect of such Valuation Date is obtained.
11. Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12. Interest Commencement Date (Condition 5(III)):	Issue Date (October 30, 2009)
13. Fixed Interest Rate (Condition 5(I)):	Condition 5(I) as amended and supplemented below, shall apply to the Notes. The bases of the Calculation of the Interest Amount, Interest Payment Dates and default interest are as set out below.
(a) Interest Rate:	6.70 percent per annum
(b) Business Day Convention:	Modified Following Business Day Convention
(c) Fixed Rate Interest Payment Date(s):	October 29, 2010 (for the avoidance of doubt, as adjusted pursuant to the Business Day Convention specified above) and the Maturity Date.
(d) Interest Period:	The period from and including the Interest Commencement Date to but excluding October 30, 2010; and the period from and including October 30, 2010 to but excluding the Maturity Date.
	For the purposes of the calculation of the Interest

DC_LAN01:246476.9

Amount payable for any Interest Period, there shall be no adjustment pursuant to the Business Day Convention specified above.

(e) Fixed Rate Day Count Fraction(s): Actual/365

(f) Calculation of Interest Amount: As soon as practicable and in accordance with the procedure specified herein, the Calculation Agent will determine the IDR Rate and calculate the amount of interest payable (the "Interest Amount") with respect to each Authorized Denomination for the relevant Interest Period.

The Interest Amount with respect to any Interest Period shall be a USD amount calculated on the relevant Valuation Date (as defined below) as follows:

for the Interest Period from and including the Interest Commencement Date to but excluding October 30, 2010:

IDR 624.775 per Authorized Denomination
divided by
the IDR Rate; and

for the Interest Period from and including October 30, 2010 to but excluding the Maturity Date:

IDR 626.487 per Authorized Denomination
divided by
the IDR Rate

(and rounding, if necessary, the entire resulting figure to the nearest two decimal places, with USD 0.005 being rounded upwards).

The "IDR Rate" means the rate determined by the Calculation Agent that is equal to the USD/IDR spot rate at 11:00 a.m. Singapore time, expressed as the amount of IDR per one USD, for settlement in two IDR Business Days, reported on Reuters page ABSIRFIX01 (or such other

page or service as may replace any such page for the purposes of displaying the USD IDR reference rate) at or around 11:30 a.m. Singapore time on the Valuation Date (such date, subject to adjustment as described below).

The "Valuation Date" means the date that is five IDR Business Days prior to the applicable Interest Payment Date or Maturity Date. If the scheduled date of the Valuation Date (the "Scheduled Valuation Date") is not an IDR Business Day, the Valuation Date will be the first preceding day prior to the Scheduled Valuation Date that is an IDR Business Day; provided that if the Scheduled Valuation Date is an Unscheduled Holiday, then the Valuation Date will be the first following day that is an IDR Business Day. Notwithstanding the preceding sentence, if the Valuation Date has not occurred on or before the fourteenth consecutive day after the Scheduled Valuation Date, then the Valuation Date will be the next day that would have been an IDR Business Day but for the Unscheduled Holiday.

"Unscheduled Holiday" means a day that is not an IDR Business Day and that the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m., Singapore time, two IDR Business Days prior to the Scheduled Valuation Date.

"IDR Business Day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in Jakarta and Singapore.

Fallback Provisions:

Should no USD/IDR reference rate appear on Reuters page ABSIRFIX01 (or on such replacement page as described above) on the Valuation Date, then the USD/IDR reference rate for such Valuation Date shall be determined by

the Calculation Agent by requesting quotations for the mid USD/IDR spot foreign exchange rate at or about 11:00 a.m. Singapore time on the first IDR Business Day following the Valuation Date from five banks active in the USD/IDR currency and foreign exchange markets (such banks, the "Reference Banks") as selected by the Calculation Agent.

If five or four quotations are provided as requested, the USD/IDR reference rate will be the arithmetic mean (rounded to the nearest whole Indonesian Rupiah, 0.5 being rounded upwards) of the remaining three or two such quotations, as the case may be, for such rate provided by the Reference Banks, after disregarding the highest such quotation and the lowest such quotation (provided that, if two or more such quotations are the highest such quotations, then only one of such quotations shall be disregarded, and if one or more such quotations are the lowest quotations, then only one of such lowest quotations will be disregarded).

If only three or two such quotations are provided as requested, the USD/IDR reference rate shall be determined as described above except that the highest and lowest quotations will not be disregarded.

If only one or no such quotations are provided as requested, or if the Calculation Agent determines in its sole discretion that no suitable Reference Banks active in the USD/IDR currency or foreign exchange markets will provide quotes, the Calculation Agent shall be entitled to calculate the USD/IDR reference rate acting in good faith in a commercially reasonable manner, having taken into account relevant market practice, by reference to such additional sources as it deems appropriate; and in such case the Calculation Agent shall notify the Bank and the Global Agent as soon as reasonably practicable that the

USD/IDR reference rate is to be so determined.

(g) Calculation Agent: See "7. Identity of Calculation Agent" under "Other Relevant Terms"

(h) Notification: If the Interest Amount payable on any Fixed Rate Interest Payment Date or the Redemption Amount, as the case may be, is calculated in any manner other than by utilizing the USD/IDR reference rate that appears on Reuters page ABSIRFIX01 (or on such replacement page as described above), the Global Agent on behalf of the Bank shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 14 (Notices).

14. Relevant Financial Center: Jakarta, Singapore and New York

15. Relevant Business Day: Jakarta, Singapore and New York

16. Redemption Amount (Condition 6(a)):

The Redemption Amount with respect to each Authorized Denomination will be a USD amount calculated by the Calculation Agent with respect to the Maturity Date as follows:

Authorized Denomination
divided by
the IDR Rate

(and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with USD 0.005 being rounded upwards).

Payment of the Redemption Amount will occur on the scheduled Maturity Date or, if later in the event of any such adjustment described above, on the date that is five Relevant Business Days after the Valuation Date upon which the IDR Rate is actually obtained, with no accrued interest payable in respect of any postponement described above.

17. Issuer's Optional Redemption (Condition 6(e)): No

18. Redemption at the Option of the Noteholders (Condition 6(f)): No

19. Early Redemption Amount (including accrued interest, if applicable) (Condition 9): In the event the Notes become due and payable as provided in Condition 9 (Default), the Early Redemption Amount with respect to each Authorized Denomination will be a USD amount equal to the Redemption Amount that is determined in accordance with "16. Redemption Amount" plus accrued and unpaid interest, if any, as determined in accordance with "13. Fixed Interest Rate (Condition 5(I))"; provided, that for purposes of such determination, the "Valuation Date" shall be the date that is four IDR Business Days prior to the date upon which the Notes become due and payable as provided in Condition 9 (Default).

20. Governing Law: New York

21. Selling Restrictions:

(a) United States: Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(b) United Kingdom: The Dealer agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

(c) Indonesia: The Notes are not and will not be registered with the Capital Market and Financial Institution Supervisory Agency (the "Bapepam-LK") in Indonesia. As such, the Notes (including the distribution and dissemination of this Pricing Supplement, other written materials either through advertisements or other media

	authorized) are not authorized by the Bapepam-LK for their sale by public offering in the Indonesian territory and/or to Indonesian citizens wherever they are domiciled or to Indonesian entities or residents in the Indonesian territory in circumstances which constitute a public offering of securities under the Indonesian Law No. 8/1995 regarding Capital Markets. Likewise, the Notes and this Pricing Supplement have not been reviewed, registered or authorized by the Central Bank (Bank Indonesia) for their distribution through banking institutions in Indonesia.
(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	None
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear and Clearstream, Luxembourg
3.	Syndicated:	No
4.	Commissions and Concessions:	No commissions or concessions are payable in respect of the Notes. An affiliate of the Dealer has arranged a swap with the Bank in connection with this transaction and will receive amounts thereunder that may comprise compensation.
5.	Estimated Total Expenses:	None. The Dealer has agreed to pay for all material expenses related to the issuance of the Notes.
6.	Codes:	

(a) Common Code:	045943267
(b) ISIN:	XS0459432679
7. Identity of Dealer:	J.P. Morgan Securities Ltd.
8. Identity of Calculation Agent:	JPMorgan Chase Bank, N.A.
	In relation to the Valuation Date, as soon as is reasonably practicable after the determination of the IDR Rate in relation thereto, on the date on which the relevant IDR Rate is to be determined (or, if such date is not a Relevant Business Day, then on the next succeeding Relevant Business Day), the Calculation Agent shall notify the Issuer and the Global Agent of the IDR Rate, and the Interest Amount, and the Redemption Amount or Early Redemption Amount, as the case may be, in relation thereto.
	All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.
9. Provision for Registered Notes:	
(a) Individual Definitive Registered Notes Available on Issue Date:	No
(b) DTC Global Note(s):	No
(c) Other Registered Global Notes:	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto.

Recent Developments

On August 17, 2009, the Bank received from Canada a letter of subscription for 334,887 shares of the Bank's non-voting callable capital stock, each having a par value, as provided by the Agreement Establishing the Bank, of US$12,063.43238. Accordingly, effective on this date, the authorized ordinary capital stock of the Bank is increased by an amount of US$4,039,886,679.44 to a total of US$104,980,029,842.72 represented by 8,702,335 shares, authorized and subscribed. The paid-in capital stock of the Bank remains unchanged.

General Information

Additional Information regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Tax Matters

A) *United States Internal Revenue Service Circular 230 Notice. To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

B) The "Tax Matters" section of the Prospectus and any tax disclosure in this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

C) Due to a change in law since the date of the Prospectus, the second paragraph of " Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States but will, depending on your circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

D) Due to a change in law since the date of the Prospectus, the fourth paragraph of " Purchase, Sale and Retirement of the Notes" under the United States Holders section should be read as follows: "Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year."

3. *Noteholders should consult their own tax advisors concerning the consequences of owning the Notes in their particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.*

4. Additional Investment Considerations:

The Notes offered by this Pricing Supplement are complex financial instruments and may not be suitable for certain investors. Investors intending to purchase the Notes should consult with their tax and financial advisors to ensure that the intended purchase meets the investment objective before making such purchase.

There are various risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult with their own financial, legal and accounting advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances. Holders of the Notes should also consult with their professional tax advisors regarding tax laws applicable to them.

The Bank will hedge its obligations under the Notes by entering into a swap transaction with an affiliate of the Dealer as swap counterparty. Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Dealer or another purchaser might be willing to purchase Notes in a secondary market transaction is expected to be lower, and could be substantially lower, than the original issue price of the Notes. This is due to a number of factors, including that (i) the potential profit to the secondary market purchaser of the Notes may be incorporated into any offered price and (ii) the cost of funding used to value the Notes in the secondary market is expected to be higher than our actual cost of funding incurred in connection with the issuance of the Notes. In addition, the original issue price of the Notes included, and secondary market prices are likely to exclude, the projected profit that our swap counterparty or its affiliates may realize in connection with this swap. Further, as a result of dealer discounts, mark-ups or other transaction costs, any of which may be significant, the original issue price may differ from values determined by pricing models used by our swap counterparty or other potential purchasers of the Notes in secondary market transactions.

Payment of each Interest Amount and the Redemption Amount will be based on the IDR Rate, which is a measure of the rate of exchange between the Indonesian Rupiah and the USD. Currency exchange rates are volatile and will affect the holder's return. In addition, the government of Indonesia can from time to time intervene in the foreign exchange market. These interventions or other governmental actions could adversely affect the value of the Notes, as well as the yield (in USD terms) on the Notes and the amount payable at maturity or upon acceleration. Even in the absence of governmental action directly affecting currency exchange rates, political or economic developments in Indonesia or elsewhere could lead to significant and sudden changes in the exchange rate between the Indonesian Rupiah and the USD.

The Indonesian Rupiah is an emerging market currency. Emerging market currencies may be subject to particularly substantial volatility, as well as to government actions including currency controls, devaluations and other matters which could materially and adversely affect the value of the Notes.

The methodologies for determining the IDR Rate may result in a Redemption Amount (or Early Redemption Amount, as the case may be) of the Notes, or an Interest Amount on the Notes, being significantly less than anticipated or less than what an alternative methodology for determining the IDR-USD exchange rate would yield.

INTER-AMERICAN DEVELOPMENT BANK

By: ____________________

Name: Edward Bartholomew

Title: Chief Financial Officer and General Manager, Finance Department

DC_LAN01:246479.9

Exhibit C

TERMS AGREEMENT NO. 310 UNDER
THE PROGRAM

October 27, 2009

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's IDR 141,600,125,000 6.70 percent Notes due October 31, 2011 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at approximately 9:00 a.m. New York time on October 30, 2009 (the "Settlement Date"), at an aggregate purchase price of IDR 141,600,125,000 (USD 15,185,000 at the agreed rate of 9325 IDR per one USD), payable in United States Dollars, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as

of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above. For the avoidance of doubt, the Dealer's purchase price is IDR 141,600,125,000 (USD 15,185,000 at the agreed rate of 9325 IDR per one USD), and will be paid in United States Dollars.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or

obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Chief, Treasury Division
Telephone: 202-623-1310
Facsimile: 202-623-3388

FOR THE DEALER:

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
Attention: Carl J. Norrey
Telephone: 44-207-325-7048

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Acknowledges that: The Notes are not and will not be registered with the Capital Market and Financial Institution Supervisory

Agency (the "Bapepam-LK") in Indonesia. As such, the Notes (including the distribution and dissemination of the Pricing Supplement, other written materials either through advertisements or other media authorized) are not authorized by the Bapepam-LK for their sale by public offering in the Indonesian territory and/or to Indonesian citizens wherever they are domiciled or to Indonesian entities or residents in the Indonesian territory in circumstances which constitute a public offering of securities under the Indonesian Law No. 8/1995 regarding Capital Markets. Likewise, the Notes and the Pricing Supplement have not been reviewed, registered or authorized by the Central Bank (Bank Indonesia) for their distribution through banking institutions in Indonesia.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

083-00001

File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended September 30, 2009
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of September 30, 2009, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	18,000,000	1.18	100.00	21-July-09	21-July-2011
USD	30,000,000	5.00 Callable	100.00	27-July-09	27-July-2039
USD	30,000,000	5.14 Callable	100.00	28-July-09	28-July-2039
USD	30,000,000	5.17 Callable	100.00	29-July-09	29-July-2039
USD	30,000,000	5.30 Callable	100.00	29-July-09	29-July-2039
NZD	100,000,000	6.25	99.348985	30-July-09	15-Dec-2017
USD	30,000,000	Zero Coupon Callable	100.00	3-Aug-09	3-Aug-2039
USD	10,000,000	Zero Coupon Callable	100.00	10-Aug-09	10-Aug-2039
USD	12,500,000	5.25 Callable	100.00	12-Aug-09	12-Aug-2039
USD	12,500,000	5.25 Callable	100.00	12-Aug-09	12-Aug-2039
USD	12,500,000	5.25 Callable	100.00	17-Aug-09	17-Aug-2039
USD	12,500,000	5.25 Callable	100.00	17-Aug-09	17-Aug-2039
CHF	100,000,000	2.45	100.00	19-Aug-09	19-Mar-2019
IDR	390,000,000,000	10.00	103.28	19-Aug-09	27-May-2011
USD	12,500,000	5.38 Callable	100.00	19-Aug-09	19-Aug-2039
USD	12,500,000	5.38 Callable	100.00	19-Aug-09	19-Aug-2039
USD	25,000,000	5.42 Callable	100.00	20-Aug-09	20-Aug-2039
AUD	575,000,000	6.50	99.276	20-Aug-09	20-Aug-2019
USD	30,000,000	Zero Coupon Callable	100.00	24-Aug-09	24-Aug-2039
BRL	125,000,000	9.00	(a) in the case of BRL50,000,000: 101.01 (b) in the case of BRL75,000,000: 100.45	28-Aug-09	28-Aug-2012
CRC	8,512,500,000	Zero Coupon	88.10572687	3-Sep-2009	3-Sep-2010
USD	30,000,000	Zero Coupon Callable	100.00	8-Sep-09	8-Sep-2039
USD	172,000,000	Zero Coupon Callable	17.2638303	8-Sep-09	8-Sep-2039

USD	25,000,000	Equity Linked	100.00	10-Sep-09	12-Sep-2016
BRL	50,000,000	9.00	100.968	15-Sep-09	28-Aug-2012
USD	1,750,000,000	3.875	99.844	17-Sep-09	17-Sep-2019
USD	12,500,000	5.15	100.00	23-Sep-09	23-Sep-2039
USD	12,500,000	5.15	100.00	23-Sep-09	23-Sep-2039
BRL	50,000,000	9.00	101.476	23-Sep-09	28-Aug-2012
MXN	40,000,000	6.42	100.00	28-Sep-09	20-Sep-2013
ZAR	18,500,000	6.31	100.00	28-Sep-09	28-Sep-2012
TRY	8,000,000	8.45	100.00	29-Sep-09	29-Sep-2013

Annex B

Inter-American Development Bank

Ordinary Capital

Management's Discussion and Analysis

and

Condensed Quarterly Financial Statements

September 30, 2009

(Unaudited)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2009

INTRODUCTION
The resources of the Inter-American Development Bank (the Bank) consist of the Ordinary Capital, the Fund for Special Operations (FSO), the Intermediate Financing Facility Account, and the IDB Grant Facility. All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 13, 2009, which includes the Ordinary Capital financial statements for the year ended December 31, 2008. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING
The financial statements are prepared in accordance with generally accepted accounting principles (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant accounting policies it uses to present the financial results in accordance with GAAP, for example the fair value of financial instruments, the determination of the loan loss allowance, and the determination of the projected benefit obligations, costs and funded status associated with the pension and postretirement benefit plans, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

The Bank has elected to measure at fair value certain medium- and long-term debt (i.e., borrowings funding floating rate assets) to reduce the income volatility resulting from previously accounting for its borrowings at amortized cost and its derivative instruments, including borrowing swaps, at fair value through income. The remaining reported income volatility from borrowing operations is not fully representative of the underlying economics of the transactions as the Bank generally holds its borrowings and swaps to maturity. Additional income volatility results from the accounting asymmetry of carrying the Bank loans at amortized cost and the lending swaps at fair value through income. Accordingly, the Bank defines Income before Net unrealized gains and losses on non-trading derivatives and borrowings measured at fair value[1] as "Operating Income", which excludes the impact of the fair value adjustments associated with financial instruments (other than trading investments) from the results of the Bank's operations.

Net unrealized gains and losses on non-trading derivatives and borrowings measured at fair value are reported separately in the Condensed Statement of Income and Retained Earnings, and are excluded from the determination of ratios and other financial parameters.

ACCOUNTING DEVELOPMENTS: In the first quarter of 2009, the Bank implemented Statement of Financial Accounting Standards (SFAS) 161 "Disclosures about Derivative Instruments and Hedging Activities". The provisions of this standard did not have an impact on the Bank's financial position or results of operations.

As described in Note B to the Condensed Quarterly Financial Statements, during the second quarter of 2009, the Bank adopted three accounting pronouncements issued in April 2009 by the Financial Accounting Standards Board (FASB) with the objective of improving the existing guidance for mark-to-market accounting and impairments of securities, as well as enhancing fair value disclosures. The impact on the Bank of adopting these pronouncements primarily related to additional disclosures on fair value for financial instruments and extending annual disclosures to interim reporting periods. Accordingly, the pronouncements did not have an impact on the Bank's financial position or results of operations.

In June 2009, the FASB issued SFAS 168 "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162". Upon effectiveness of SFAS 168 in the third quarter of 2009, the Codification became the sole source of authoritative GAAP recognized by the FASB. The adoption of this standard by the Bank did not have an impact on its financial position or results of operations as the new standard did not alter existing GAAP.

OVERVIEW
ECONOMIC ENVIRONMENT: In light of the global financial and economic situation and its impact in our region, demand for Bank lending has increased significantly and is expected to exceed the Bank's lending capacity in the near term. Consequently, at the Annual Meeting in Medellin in March 2009, the Board of Governors mandated that Management present options to increase the Bank's lending capacity in the short term, and to begin the necessary analysis for a possible future capital increase. Subsequent to the Annual Meeting and to a meeting of the Committee of the Board of Governors in Santiago, Chile, the Bank approved three options to address the short-term lending constraint: (i) the elimination of a policy-based lending constraint, instead relying on the Bank's existing borrowing limits; (ii) the acceptance of an offer by Canada to increase its callable capital, on a temporary basis, by $4 billion; and (iii) the endorsement of the Bank's continued use of co-financing opportunities with third-parties to make additional resources available for the region.

[1] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

The capital adequacy position of the Bank remains strong in the face of the current financial turmoil, as indicated by the Total Equity to Loans Ratio or TELR[2] (See Table 1). In addition, the liquidity levels are robust in line with Bank policy. This has allowed the Bank to meet increased demand in lending.

In order to further strengthen the Bank's capitalization and maintain the financial strength of the institution, the Board of Executive Directors increased the lending spread from 0.30% to 0.95% for the second semester of 2009 and the first semester of 2010.

The Bank's investment portfolio recovery, which started during the second quarter, continued in the third quarter. During the nine months ended September 30, 2009, the trading investments portfolio experienced net mark-to-market gains of $284 million (mostly in the third quarter), compared to a net market-to-market loss of $906 million experienced during the nine months ended September 30, 2008. The trading investments portfolio's net interest income, excluding realized and unrealized investment gains and losses, added income of $55 million during the first nine months of the year, compared to $58 million during the same period in 2008.

In 2008, given the global deterioration in equity markets, the Bank's pension and postretirement benefits assets experienced significant investment losses. As a result, pension and postretirement benefit costs are projected to be higher in 2010 and beyond. During 2009, the fair value of the Plans' assets, a significant component of the Plans' funded status, has recovered a portion of the previous losses, resulting in an increase for the first nine months of the year of $440 million to $3,517 million as of September 30, 2009.

FINANCIAL OVERVIEW: Box 1 presents the Bank's lending summary and other selected financial data. Continuing the trend that started at the end of last year, the Bank has seen a significant increase in its lending operations during the first nine months of the current year, reflected in the increase in loan approvals and net disbursements of $4.2 billion and $3.2 billion, respectively, as compared to the same period in 2008. The substantial increase in loan approvals is largely driven by the increase in demand for the Bank's loans as a result of the current financial crisis.

In order to fund its increased loan demand, the Bank issued bonds for a total face amount of $13.7 billion (2008 - $8 billion) that generated proceeds of $13 billion (2008 - $7.7 billion), representing increases of $5.7 billion and $5.3 billion, respectively. The average life of new issues was 4.9 years (2008 – 4.8 years).

Operating Income during the first nine months of 2009 was $853 million, compared to an Operating Loss of $384 million for the same period last year, an income increase of $1,237 million. This increase was substantially due to higher net interest income of $1,268 million, resulting mainly from an increase in net investment income of approximately $1,158 million compared to the same period in 2008.

With the election of the fair value option for a substantial number of the borrowings, the changes in fair value of the non-trading derivatives are significantly offset by the changes in the fair values of the associated borrowings. However, income volatility still results from changes in the Bank's credit spreads and swap basis spreads, which affect the valuation of borrowings and swaps, respectively, and the changes in fair value of lending swaps, which are not offset by corresponding changes in fair value of loans. Net unrealized losses on non-trading derivatives and borrowings measured at fair value for the nine months ended September 30, 2009 were $852 million, compared to net unrealized gains of $299 million for the same period last year. The tightening of the Bank's credit spreads on the borrowings portfolio as compared to 2008 year-end levels resulted in losses of approximately $489 million for the period. In addition, unrealized losses on lending swaps amounted to $174 million and the impact of changes in basis swaps was approximately $139 million. (See Note H to the Condensed Quarterly Financial Statements for further discussion on changes in fair value on non-trading portfolios).

During the nine months period ended September 30, 2009, there was a negative net currency translation adjustment of $43 million on the Bank's net assets, mostly due to changes in the Japanese yen exchange rates against the United States dollar during the year, compared to a positive net currency translation adjustment of $83 million for the same period in 2008.

The TELR at September 30, 2009 was 34.7% compared to 35.3% at the end of last year. The Bank uses the TELR as the main measure of its risk bearing capacity (See the Capital Adequacy section for more details).

[2] The TELR is the ratio of the sum of "Equity" (defined as Paid-in capital stock, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, net receivable from members (but not net payable to members), Postretirement benefit assets (but not Postretirement benefit liabilities) and cumulative Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value) to outstanding loans and net guarantee exposure.

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2009	Nine months ended September 30, 2008	Year ended December 31, 2008
Lending Summary			
Loans approved	$ 9,601	$ 5,414	$ 11,075
Undisbursed portion of approved loans	20,946	17,700	19,820
Gross disbursements	6,476	3,970	7,149
Net disbursements	3,456	274	2,409
Income Statement Data			
Operating income (loss)	$ 853	$ (384)	$ (972)
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	(852)	299	950
Net income (loss)	1	(85)	(22)
Returns and Costs, after swaps			
Return on average loans outstanding	3.86%	4.80%	4.85%
Return on average liquid investments (1)	3.82%	(3.01%)	(5.27%)
Average cost of borrowings outstanding during the period	2.01%	3.87%	3.84%
	September 30, 2009	**September 30, 2008**	**December 31, 2008**
Balance Sheet Data			
Cash and investments-net (2), after swaps	$ 20,295	$ 17,303	$ 16,371
Loans outstanding (3)	54,660	48,424	51,173
Borrowings outstanding (4), after swaps	54,889	46,412	47,779
Total equity	19,404	20,441	19,444
Total-Equity-to-Loans Ratio	34.7%	38.6%	35.3%

(1) Geometrically-linked time-weighted returns.
(2) Net of Receivable/Payable for investment securities sold/purchased and Payable for cash collateral received.
(3) Excludes lending swaps in a net liability position of $300 million.
(4) Net of premium/discount.

CAPITAL ADEQUACY

The capital adequacy framework of the Bank consists of a credit risk model, a policy on capital adequacy, and an associated loan pricing methodology. The framework allows the Bank to manage the risk inherent in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, while also offering its borrowers low and stable loan charges.

The capital adequacy policy tracks the sufficiency of economic capital, measured by the TELR and defines its desired level as 38%.

Table 1 presents the TELR calculation. During the period, the TELR decreased from 35.3% at the end of last year to 34.7%. The decrease was mainly due to an increase of $3.5 billion in loans outstanding and net guarantee exposure, mainly due to the $3.5 billion net disbursements during the period, partially offset by an increase in the equity used in the TELR of $882 million, reflecting mostly operating income of $853 million.

Table 1: TOTAL EQUITY TO LOANS RATIO
(Amounts expressed in millions of United States dollars)

	Nine months ended September 30,		December 31,
	2009	**2008**	**2008**
Equity used in TELR	$ 19,286	$ 19,102	$ 18,404
Loans outstanding and net guarantee exposure	$ 55,572	$ 49,447	$ 52,095
TELR	**34.7%**	**38.6%**	**35.3%**

CONDENSED BALANCE SHEETS

Loan Portfolio: The Bank offers loans and guarantees to its borrowing member countries to help meet their development needs. In addition, under certain conditions and subject to certain limits, up to 10% of outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program, may be made without a sovereign guarantee (i) in all economic sectors, and (ii) directly to private sector or sub-national entities carrying out projects in borrowing member countries (Non-sovereign guaranteed operations).

The loan portfolio is the Bank's principal earning asset of which, at September 30, 2009, 94.9% was sovereign-guaranteed. At September 30, 2009, the total volume of outstanding loans was $54.7 billion, $3.5 billion higher than the $51.2 billion at December 31, 2008. The increase in the loan portfolio was mostly due to a higher level of loan disbursements ($6.5 billion, including disbursements of $0.2 billion for loans under the Liquidity Program) than collections ($3 billion).

During 2009, the portfolio of non-sovereign-guaranteed loans increased $0.4 billion to a level of $2.8 billion compared to $2.4 billion at December 31, 2008. As of September 30, 2009, 6.6% of outstanding loans and guarantees, not including emergency loans and loans under the Liquidity Program, were non-sovereign-guaranteed, compared to 6.3% at December 31, 2008.

Conversion of Single Currency Facility (SCF) and Currency Pooling System (CPS) Adjustable Rate Loans to LIBOR-Based Loans: As part of the Bank's effort to continue developing flexible, market-based products that enable borrowers to better manage their debt with the Bank, in January 2009, the Board of Executive Directors approved (i) an offer to borrowers to convert on specific dates, in 2009 and 2010, outstanding and undisbursed loan balances under the SCF- and CPS-adjustable rate products to USD LIBOR-based or fixed base cost rate or any combination thereof; and (ii) the discontinuation of the Bank's SCF-adjustable rate product effective June 30, 2009 (CPS loans had been discontinued in 2003).

As a result, conversions of outstanding loan balances were carried out at market rates with an effective date of August 1, 2009, as follows: $1.6 billion of CPS converted to USD LIBOR-based rate, $5.4 billion of CPS to USD fixed base cost rate, $1.2 billion of SCF to USD LIBOR-based rate, and $18.1 billion of SCF to fixed base cost rate. Future disbursements on these loans will carry the same fixed cost basis, which does not include the Bank's lending spread, over LIBOR determined at the time of execution of the conversion.

Investment Portfolio: The Bank's investment portfolio is mostly comprised of highly-rated debt securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, increased $3,950 million during the first nine months of 2009, mainly resulting from net cash flows from borrowings ($6,014 million), positive cash flows from operating activities ($671 million), mark to market gains ($284 million), positive currency translation adjustments ($384 million) and a decrease in net cash holdings ($26 million), partially offset by net loan disbursements ($3,456 million).

Borrowing Portfolio: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, increased $7.1 billion compared with December 31, 2008, primarily due to a larger amount of new borrowings than maturities ($6 billion), a net increase in the fair value of borrowings and related derivatives ($0.7 billion), the accretion of discount on borrowings ($0.3 billion), and currency translation adjustments ($0.1 billion).

Equity: Total equity at September 30, 2009 was $19,404 million, a decrease of $40 million from December 31, 2008, reflecting substantially the negative currency translation adjustments of $43 million.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income (Loss). For the nine months ended September 30, 2009, Operating Income was $853 million compared to an Operating Loss of $384 million for the same period last year, an income increase of $1,237 million, substantially due to higher net interest income of $1,268 million and lower Provision for loan and guarantee losses of $34 million, which were partially offset by higher net non-interest expense of $71 million.

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial

returns and costs for the nine months ended September 30, 2009 and 2008 and the year ended December 31, 2008 are shown in **Table 3.**

As discussed below under "Other Developments During the Quarter", the difficult market conditions resulting from the financial crisis that started in mid-2007, continue to affect the Bank's investment operations, albeit to a lesser extent. The Bank had net interest income of $1,221 million during the first nine months of 2009, compared to a net interest loss of $47 million for the same period last year, an income increase of $1,268 million. This change was mostly due to an increase in net investment income of approximately $1,186 million on the Bank's trading investments portfolio, resulting from net mark-to-market investment gains of $284 million compared to losses of $906 million for the same period in 2008, including $118 million (2008 - $19 million) mainly resulting from loss reversals recognized from repayments at par of $596 million (2008 - $577 million) of securities previously marked down. During the current financial crisis, the Bank has realized losses of $109 million relative to purchase price, including $30 million in 2009.

Table 2: OPERATING INCOME (LOSS)
(Expressed in millions of United States dollars)

	Nine months ended September 30,	
	2009	**2008**
Loan interest income	$ 1,470	$ 1,686
Investment income (loss)[1]	526	(423)
	1,996	1,263
Less:		
Borrowing expenses	775	1,310
Net interest income (loss)	1,221	(47)
Other loan income	43	37
Other expenses:		
Provision for loan and guarantee losses	18	52
Net non-interest expense	393	322
Total	411	374
Operating Income (Loss)	$ 853	$ (384)

[1] Includes realized and unrealized gains and losses.

Table 3: ASSET/LIABILITY PORTFOLIOS AND FINANCIAL RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Nine months ended September 30, 2009		Nine months ended September 30, 2008		Year ended December 31, 2008	
	Average balance	**Return/Cost %**	**Average balance**	**Return/Cost %**	**Average balance**	**Return/Cost %**
Loans [1]	$ 52,547	3.75	$ 48,250	4.72	$ 48,589	4.74
Liquid investments [2]	18,122	3.82	16,764	(3.01)	16,550	(5.27)
Total earning assets	70,669	3.77	65,014	2.73	65,139	2.20
Borrowings	51,911	2.01	45,427	3.87	46,007	3.84
Interest spread [3]		1.76		(1.14)		(1.64)
Net interest margin [3],[4]		1.73		(0.10)		(0.67)

[1] Excludes loan fees.
[2] Geometrically-linked time-weighted returns.
[3] Negative interest spreads and net interest margins, as applicable, substantially due to unrealized losses resulting from the financial market crisis.
[4] Represents net interest income (loss) as a percent of average earning assets.

COMMITMENTS

Guarantees: The Bank makes partial non-trade related guarantees with or without a sovereign counter-guarantee. During the nine months ended September 30, 2009 and 2008, there were no approved non-trade-related guarantees. In addition, the Bank provides credit guarantees without sovereign counter-guarantees for trade-finance transactions under its Trade Finance Facilitation Program. During the nine months ended September 30, 2009, the Bank issued 92 trade-related guarantees for a total of $149 million (2008 – 91 guarantees issued for a total of $160 million).

Contractual Obligations: The Bank's most significant contractual obligations relate to undisbursed loans and the repayment of borrowings. At September 30, 2009, undisbursed loans amounted to $20,946 million and the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 4.9 years with contractual maturity dates through 2039.[3]

OTHER DEVELOPMENTS DURING THE QUARTER

Financial Crisis and Performance and Exposure of Liquid Investments Portfolio: The financial crisis began in mid-2007 when falling US housing prices caused price declines for securities backed by subprime mortgages. In 2008, the credit crisis expanded worldwide bringing unprecedented market volatility and stress to credit markets prompting government support programs globally.

During the first nine months of 2009 many market indices and economic indicators started to show signs of slowing deterioration and in some cases improvement. However, as a result of the still weak global economic fundamentals and the ongoing deleveraging of financial institutions, market pricing for structured securities remained depressed.

The limited liquidity and high volatility in the markets has continued to affect the Bank's ability to mitigate its credit risk by selling or hedging its exposures. Valuations continue to be impacted by market factors, such as rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

In response to the crisis and the contagion effect across market sectors, the Bank continues to closely monitor the asset quality of its investments portfolio, analyzing and assessing the fundamental value of its securities, with a particular focus on its asset–backed and mortgage–backed securities.

During the nine months ended September 30, 2009, the Bank recognized $284 million of mark-to-market gains in its trading investments portfolio (2008 – losses of $906 million), including $118 million (2008 - $19 million) mainly resulting from loss reversals recognized from repayments at par of $596 million (2008 - $577 million) of securities previously marked down. These investment gains were substantially related to the $3.8 billion asset-backed and mortgage-backed securities portion of the portfolio. Although liquidity for this portion of the portfolio remains limited and valuations continue to be highly discounted, as of September 30, 2009, 65.4% is still rated AAA, 86.9% is rated investment grade, and the entire portfolio is performing, except for an asset-backed commercial paper with a fair value of $13 million. The investment portfolio amounted to $20.1 billion at September 30, 2009 ($16.2 billion at December 31, 2008). The quality of the overall portfolio continues to be high, as 84.4% of the credit exposure is rated AAA and AA, 10.7% is rated A, 1.3% carry the highest short-term ratings (A1+) and 3.6% is rated below A/A1+. Table 4 shows a breakdown of the trading investments portfolio at September 30, 2009 and December 31, 2008 by major security type, together with unrealized gains and losses included in Income (loss) from Investments on securities held at the end of the respective periods.

[3] The maturity structure of medium- and long-term borrowings outstanding at the end of 2008 is presented in Appendix I-5 to the December 31, 2008 financial statements.

Table 4: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY TYPE
(Expressed in millions of United States dollars)

	September 30, 2009		December 31, 2008	
	Carrying Value [(1)]	Unrealized Gains (Losses)	Carrying Value [(1)]	Unrealized Gains (Losses)
Obligations of the United States Government and its corporations and agencies	$ 374	$ 2	$ 1,157	$ 5
U.S. government-sponsored enterprises	451	7	1,539	4
Obligations of non-U.S. governments and agencies	6,358	6	771	2
Bank obligations	5,620	61	4,796	(99)
Corporate securities	77	2	199	(2)
Mortgage-backed securities	2,303	65	2,492	(1,079)
Asset-backed securities	1,531	23	1,715	(427)
Total trading investments	**$ 16,714**	**$ 166**	**$ 12,669**	**$ (1,596)**

[(1)] Includes accrued interest of $31 million at September 30, 2009 and $56 million at December 31, 2008, presented in the Condensed Balance sheet under Accrued interest and other charges.

IMPAIRED NON-SOVEREIGN-GUARANTEED LOAN: Early in 2008, the Bank approved a non-sovereign-guaranteed loan in a borrowing member country; a constitutional challenge against the internal governmental approval process for said loan was filed. In September 2008, the constitutional court of the member country where the project being financed by the loan is located declared that the governmental decrees approving the Bank financing were unconstitutional. In August 2009, the Congress of the borrowing member country approved a subsidy law that, among other matters, authorizes the government to assume and pre-pay the loan in full by the end of February 2010. All amounts due under the loan continue to be received pursuant to the terms of the loan agreement. Management continues to be engaged in ongoing discussions with the relevant parties and authorities regarding the loan. As of September 30, 2009, the outstanding balance of this loan amounted to $288 million and the allowance for loan losses was $44 million.

FUNDED STATUS OF PENSION AND POSTRETIREMENT BENEFIT PLANS (PLANS): GAAP require the Bank to fully recognize in its Balance Sheet the funded status (i.e., the difference between the fair value of the Plans' assets and benefit obligations or pension liabilities) for its Plans through comprehensive income. GAAP also require that the measure of the funded status be made and recognized on the measurement date which, in the case of the Bank, is at the end of every year. Accordingly, the funded status of the Bank's pension and postretirement benefit plans is established annually.

As a result of an improvement in the equity markets during the first nine months of the year, the fair value of the Plans' assets, mainly comprising equities, fixed income and other investments, partially recovered during the period, increasing by $440 million to $3,517 million. In contrast to the Plans' assets, which are measured each month, the Plans' benefit obligations or pension liabilities are measured only at the end of the year.

The Postretirement benefit liabilities included in the Bank's balance sheet, amounting to $400 million as of September 30, 2009, do not reflect potential changes in the Plans' funded status.

Changes in Postretirement benefit assets or liabilities do not have an impact on Net income.

ADDRESSING THE SHORT-TERM LENDING CONSTRAINT: In March 2009, the Board of Governors requested Management to present to the Board of Executive Directors options, consistent with the Bank's financial strength, to expand the Ordinary Capital's short-term lending envelope. To that effect, the Board of Executive Directors approved three options presented by Management to address the short-term lending constraint. The first was the elimination of a policy-based lending constraint, instead relying on the Bank's existing borrowing limits, in line with other multilateral development banks. This change increased lending capacity by approximately $2 billion. The second option, described below, involved the acceptance of an offer by Canada to increase its callable capital by $4 billion, on a temporary basis, thus allowing the Bank to expand its borrowing capacity (and thus its lending capacity) by the same amount; approved by the Board of Governors on July 20, 2009 and effective August 17, 2009. The third option was the endorsement of the Bank's continued use of co-financing opportunities with third-parties to make additional resources available for the region.

On August 17, 2009, the Bank received from Canada a letter of subscription for 334,887 shares of non-voting callable capital stock, thereby increasing Canada's total subscription to the Bank's Ordinary Capital to 669,774 shares. Accordingly, effective on this date, the authorized ordinary

capital stock of the Bank was increased by an amount of $4,039.9 million to a total of $104,980.0 million represented by 8,702,335 shares, authorized and subscribed. The paid-in capital stock of the Bank remains unchanged. Additionally, the terms and conditions of Canada's subscription of August 17, 2009 stipulate that the subscription is on a temporary basis, with Canada required to transfer 25% of the shares back to the Bank on each of the dates that is five, six, seven and eight years from the subscription date.

CAPITAL INCREASE: The Board of Governors instructed Management to review the need for a general capital increase of the Ordinary Capital and a replenishment of the FSO, which includes a robust analysis of the nature and scale of long-term demands. Management prepared a document with financial and other analysis that was presented to the Committee of the Board of Governors at a meeting in Madrid in October of 2009. At that meeting the Governors agreed to form a working group of Governors that will continue to review the Bank's needs and consider a proposal for a capital increase of the Ordinary Capital and a replenishment of the FSO.

CONDENSED QUARTERLY FINANCIAL STATEMENTS
(UNAUDITED)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	September 30, 2009 (Unaudited)		December 31, 2008	
ASSETS				
Cash and investments				
Cash	$ 877		$ 301	
Investments - Note C				
Trading - Note F	16,683		12,613	
Held-to-maturity	3,956	$ 21,516	3,621	$ 16,535
Loans outstanding - Note D	54,660		51,173	
Allowance for loan losses	(153)	54,507	(136)	51,037
Accrued interest and other charges		1,012		699
Receivable from members		412		435
Currency and interest rate swaps - Notes E and F				
Investments - Trading	-		2	
Loans	80		43	
Borrowings	4,008	4,088	3,415	3,460
Other assets		348		344
Total assets		$ 81,883		$ 72,510
LIABILITIES AND EQUITY				
Liabilities				
Borrowings				
Short-term	$ 874		$ 3,067	
Medium- and long-term				
Measured at fair value - Notes F and G	44,028		34,350	
Measured at amortized cost	12,870	$ 57,772	11,977	$ 49,394
Currency and interest rate swaps - Notes E and F				
Investments - Trading	14		10	
Loans	380		107	
Borrowings	1,125	1,519	1,800	1,917
Payable for investment securities purchased		606		156
Payable for cash collateral received		602		-
Postretirement benefit liabilities		400		410
Amounts payable to maintain value of currency holdings		579		383
Accrued interest on borrowings		621		559
Other liabilities		380		247
Total liabilities		62,479		53,066
Equity				
Capital stock - Note I				
Subscribed 8,702,335 shares (2008-8,367,264 shares)	104,980		100,938	
Less callable portion	(100,641)		(96,599)	
Paid-in capital stock	4,339		4,339	
Retained earnings	14,648		14,647	
Accumulated other comprehensive income	417	19,404	458	19,444
Total liabilities and equity		$ 81,883		$ 72,510

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS
(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2009	**2008**	**2009**	**2008**
	(Unaudited)		**(Unaudited)**	
Income (loss)				
Loans, after swaps	**$ 495**	$ 542	**$ 1,513**	$ 1,723
Investments - Note C				
Interest	**66**	156	**242**	483
Net gains (losses)	**325**	(411)	**284**	(906)
Other	**5**	6	**15**	11
Total income	**891**	**293**	**2,054**	**1,311**
Expenses				
Borrowing expenses, after swaps	**208**	404	**775**	1,310
Provision for loan and guarantee losses - Note D	**10**	34	**18**	52
Administrative expenses	**131**	109	**358**	299
Special programs	**20**	12	**50**	34
Total expenses	**369**	559	**1,201**	1,695
Income (loss) before Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	**522**	(266)	**853**	(384)
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value - Notes F, G and H	**(710)**	297	**(852)**	299
Net income (loss)	**(188)**	31	**1**	(85)
Retained earnings, beginning of period	**14,836**	14,553	**14,647**	14,576
Cummulative effect of fair value option - Note G	**-**	-	**-**	93
Retained earnings, end of period	**$ 14,648**	$ 14,584	**$ 14,648**	$ 14,584

CONDENSED STATEMENT OF COMPREHENSIVE INCOME
(Expressed in millions of United States dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2009	**2008**	**2009**	**2008**
	(Unaudited)		**(Unaudited)**	
Net income (loss)	**$ (188)**	31	**$ 1**	$ (85)
Other comprehensive income (loss)				
Translation adjustments	**90**	(179)	**(43)**	83
Reclassification to income - cash flow hedges	**1**	-	**2**	(2)
Total other comprehensive income (loss)	**91**	(179)	**(41)**	81
Comprehensive income (loss)	**$ (97)**	$ (148)	**$ (40)**	$ (4)

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Nine months ended September 30, 2009	Nine months ended September 30, 2008
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	**$ (6,476)**	$ (3,970)
Loan collections (net of participations)	**3,020**	3,696
Net cash used in lending activities	**(3,456)**	(274)
Gross purchases of held-to-maturity investments	**(2,927)**	(2,212)
Gross proceeds from maturities of held-to-maturity investments	**2,958**	2,244
Miscellaneous assets and liabilities	**(18)**	(56)
Net cash used in lending and investing activities	**(3,443)**	(298)
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	**12,964**	7,700
Repayments	**(4,735)**	(5,649)
Short-term borrowings, net	**(2,215)**	(438)
Cash collateral received	**602**	-
Collections of receivable from members	**4**	5
Net cash provided by financing activities	**6,620**	1,618
Cash flows from operating activities		
Gross purchases of trading investments	**(24,884)**	(8,337)
Gross proceeds from sale or maturity of trading investments	**21,610**	6,149
Loan income collections	**1,575**	1,842
Interest and other costs of borrowings, after swaps	**(834)**	(1,066)
Income from investments	**228**	423
Other income	**15**	11
Administrative expenses	**(288)**	(312)
Special programs	**(25)**	(14)
Net cash used in operating activities	**(2,603)**	(1,304)
Effect of exchange rate fluctuations on cash	**2**	2
Net increase in cash	**576**	18
Cash, beginning of year	**301**	200
Cash, end of period	**$ 877**	$ 218

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations, the Intermediate Financing Facility Account, and the IDB Grant Facility. Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2008 financial statements and notes therein. Management believes that the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with accounting principles generally accepted in the United States of America. The results of operations for the first nine months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – NEW ACCOUNTING PRONOUNCEMENTS

The Bank adopted Statement of Financial Accounting Standards (SFAS) 161 "Disclosures about Derivative Instruments and Hedging Activities" in the first quarter of 2009. SFAS 161 amended and expanded the disclosure requirements of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" as amended, requiring qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The provisions of this standard did not have an impact on the Bank's financial position or results of operations. SFAS 161 disclosure requirements are incorporated in Note E – Derivatives.

On April 9, 2009, the Financial Accounting Standards Board (FASB) issued three FASB Staff Positions (FSP) intended to provide additional application guidance and enhanced disclosures regarding fair value measurements and impairments of securities. These accounting pronouncements were adopted in the second quarter of 2009 and had no effect on the Bank's financial position or results of operations.

FSP FAS 157-4 "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" provides guidelines for making fair value measurements more consistent with the principles presented in SFAS 157 "Fair Value Measurements"; in addition, this FSP requires enhanced disclosures regarding financial assets and liabilities that are recorded at fair value. The enhanced disclosures related to FSP FAS 157-4 are included in Note F - Fair Value Measurements.

FSP FAS 107-1 and APB 28-1 "Interim Disclosures about Fair Value of Financial Instruments" enhances consistency in financial reporting by increasing the frequency of fair value disclosures from an annual basis to interim periods. The required disclosure is included in Note L - Fair Value of Financial Instruments.

FSP FAS 115-2 and FAS 124-2 "Recognition and Presentation of Other-Than-Temporary Impairments" provides additional guidance designed to create greater clarity and consistency in accounting for and presenting and disclosing impairment losses on securities. The additional disclosures required by this FSP are included in Note C – Investments.

In May 2009, the FASB issued SFAS 165 "Subsequent Events". The objective of this Statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Bank adopted SFAS 165 in the second quarter of 2009 and the related disclosure is included in Note M - Subsequent Events.

In June 2009, the FASB issued SFAS 166, "Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140". SFAS 166 amends SFAS 140 to improve the relevance and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and the transferor's continuing involvement, if any, in transferred financial assets. SFAS 166 is effective for the Bank for interim and annual reporting periods after January 1, 2010. The Bank is currently assessing the impact of the adoption of SFAS 166 on its financial position and results of operations.

In June 2009, the FASB issued SFAS 167, "Amendments to FASB Interpretation No. 46(R)". SFAS 167 significantly changes the criteria for determining whether the consolidation of a variable interest entity is required. SFAS 167 also addresses the effect of changes required by SFAS 166 on FASB Interpretation No. (FIN) 46(R) "Consolidation of Variable Interest Entities" and concerns regarding the application of certain provisions of FIN 46(R), including concerns that the accounting and disclosures under the Interpretation do not always provide timely and useful information about an entity's involvement in a variable interest entity. SFAS 167 is effective for the Bank for interim and an-

nual reporting periods after January 1, 2010. The Bank is currently assessing the impact of the adoption of SFAS 166 on its financial position and results of operations.

In June 2009, the FASB issued SFAS 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162". Upon effectiveness of SFAS 168 in the third quarter of 2009, the Codification became the sole source of authoritative GAAP recognized by the FASB. The adoption of this standard by the Bank did not have an impact on its financial position or results of operations as the new standard did not alter existing GAAP.

In August 2009, the FASB Accounting Standards Codification (ASC) was updated with Accounting Standard Update (ASU) No. 2009-05 "Measuring Liabilities at Fair Value". This Update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, the fair value of the liability should be measured using valuation techniques that use, amongst others, the quoted price of an identical or similar liability when traded as an asset, or the amount that would be received to enter into the identical liability. The guidance provided in this Update is effective for the reporting period ending December 31, 2009 and it is not expected to have an impact on the Bank's financial position or results of operations.

In September 2009, the FASB issued ASU No. 2009-12 "Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)". This Update amends the FASB ASC by providing additional guidance on measuring the fair value of certain alternative investments. Under the amended guidance, entities are permitted, as a practical expedient under certain conditions, to estimate the fair value of investments within its scope using the net asset value per share of the investment determined as of the reporting entity's measurement date. The amended guidance also requires additional disclosures to better enable users of the financial statements to understand the nature and risks of the reporting entity's alternative investments. The amendments in this Update are effective for the reporting period ending December 31, 2009 and it is not expected to have an impact on the Bank's financial position and results of operations.

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, corporate, and bank obligations, asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

For government and agency obligations, including securities issued by an instrumentality of a government or any other official entity, the Bank's policy is to invest in obligations issued or unconditionally guaranteed by governments of certain countries with a minimum credit quality equivalent to a AA- rating (agency asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). Obligations issued by multilateral organizations require a credit quality equivalent to a AAA rating. In addition, the Bank invests in bank obligations issued or guaranteed by an entity with a senior debt securities rating of at least A+, and in corporate, asset-backed, and mortgage-backed securities with credit quality equivalent to a AAA rating. The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry only the highest short-term credit ratings.

The financial markets crisis that began in July 2007 worsened in 2008. However, the investment portfolio started to recover in the second quarter of 2009 as financial market conditions showed some signs of improvement. The effect of the crisis, characterized by lack of liquidity and high volatility in the markets, continues to affect, albeit to a lesser extent, the Bank's ability to mitigate its credit risk by selling or hedging its exposures. Valuations continue to be impacted by market factors such as rating agency actions and the prices at which actual transactions occur, but have recovered somewhat as the Bank has recognized net mark-to-market gains from its trading portfolio during 2009. The Bank continues to maximize, where possible, the use of market inputs in the valuation of its trading investments, including external pricing services, independent dealer prices, and observable market yield curves.

Net unrealized gains of $166 million on trading portfolio instruments held at September 30, 2009 (losses of $888 million at September 30, 2008), were included in Income (loss) from investments. Unrealized gains and losses recognized are substantially related to the $3.8 billion asset-backed and mortgage-backed securities portion of the trading investments portfolio (2008 – $5.1 billion) at September 30, 2009 and 2008, respectively.

A summary of the trading investments portfolio at September 30, 2009 and December 31, 2008 is shown in Note F – "Fair Value Measurements".

In addition, a summary of the held-to-maturity portfolio and the portfolio's maturity structure at September 30, 2009 and December 31, 2008 are shown below (in millions):

HELD-TO-MATURITY

	September 30, 2009				December 31, 2008			
Investment Category /Years of Maturity	Net carrying amount (1)	Gross unrealized gains	Gross unrealized losses	Fair value (1)	Net carrying amount (1)	Gross unrealized gains	Gross unrealized losses	Fair value (1)
Obligations of non-U.S. governments and agencies	**$ 3,571**	**$ 84**	**$ 6**	**$ 3,649**	**$ 3,296**	**$ 63**	**$ 18**	**$ 3,341**
2009	852	-	-	852	1,311	5	1	1,315
2010 to 2013	2,719	84	6	2,797	1,985	58	17	2,026
Bank obligations	**308**	**-**	**-**	**308**	**224**	**-**	**-**	**224**
2009	276	-	-	276	202	-	-	202
2010 to 2013	32	-	-	32	22	-	-	22
Asset-backed securities	**120**	**2**	**-**	**122**	**137**	**2**	**1**	**138**
2009	-	-	-	-	30	-	1	29
2010 to 2013	120	2	-	122	107	2	-	109
Total	**$ 3,999**	**$ 86**	**$ 6**	**$ 4,079**	**$ 3,657**	**$ 65**	**$ 19**	**$ 3,703**
2009	1,128	-	-	1,128	1,543	5	2	1,546
2010 to 2013	2,871	86	6	2,951	2,114	60	17	2,157

(1) Includes accrued interest of $43 million (2008 - $36 million)

As of September 30, 2009 and December 31, 2008, the Bank does not have any investment that is other-than-temporarily impaired in its held-to-maturity investments portfolio. Held-to-maturity investments with continuous unrealized losses, that are not deemed to be other-than-temporarily impaired as of September 30, 2009 and December 31, 2008, are summarized below (in millions):

	September 30, 2009					
	Less than 12 Months		12 Months or Greater		Total	
Category of Investments	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of non-U.S. governments and agencies	$ 570	$ 2	$ 53	$ 4	$ 623	$ 6
Total	$ 570	$ 2	$ 53	$ 4	$ 623	$ 6

	December 31, 2008					
	Less than 12 Months		12 Months or Greater		Total	
Category of Investments	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of non-U.S. governments and agencies	$ 193	$ 1	$ 117	$ 17	$ 310	$ 18
Asset-backed securities	34	1	-	-	34	1
Total	$ 227	$ 2	$ 117	$ 17	$ 344	$ 19

The Bank only invests in high credit quality instruments. At September 30, 2009, 55.9% of the Held-to-maturity investments are rated AAA, 35.7% are rated AA, 7.1% are rated A, and 1.3% are rated below A. The unrealized losses on the Held-to-maturity investments portfolio substantially relate to the credit downgrade of one sovereign issuer to BBB. The Bank expects to collect all amounts due according to the contractual terms prevailing on the acquisition date of these investments. Accordingly, and because the Bank has the ability and intent to hold these investments until maturity, it does not consider these investments to be other-than-temporarily impaired at September 30, 2009.

NOTE D – LOANS AND GUARANTEES

Loan Charges: The Bank's standard loan charges consist of a lending spread of 0.30% per annum on the outstanding amount, a credit commission of 0.25% per annum on the undisbursed convertible currency portion of the loan, and no supervision and inspection fee. In order to further strengthen the Bank's capitalization and maintain the financial strength of the institution, the Board of Executive Directors increased the lending spread from 0.30% to 0.95% for the second semester of 2009 and the first semester of 2010. These charges currently apply to Single Currency Facility loans and most Currency Pooling System and U.S. Dollar Window loans, comprising approximately

93% of the loan portfolio, and are subject to periodic review and approval by the Board of Executive Directors.

Impaired loans and allowance for loan losses: The Bank has non-sovereign guaranteed loans with outstanding balances of $396 million classified as impaired at September 30, 2009. All impaired loans have specific allowances for loan losses amounting to $73 million.

The following table provides financial information related to impaired loans as of September 30, 2009 and December 31, 2008 (in millions):

	2009	2008
Recorded investment at end of period	$ 396	$ 288
Average recorded investment during period	300	1

In addition, a summary of financial information related to impaired loans affecting the results of operations for the three and nine months ended September 30, 2009 and 2008 is as follow (in millions):

	Three months ended September 30,	
	2009	2008
Loan income recognized	$ 3	$ -
Loan income that would have been recognized on an accrual basis during the period	3	-

	Nine months ended September 30,	
	2009	2008
Loan income recognized	$ 9	$ -
Loan income that would have been recognized on an accrual basis during the period	9	-

The changes in the allowance for loan and guarantee losses for the nine months ended September 30, 2009 and the year ended December 31, 2008 were as follows (in millions):

	2009	2008
Balance, beginning of year	$ 169	$ 70
Provision for loan and guarantee losses	18	93
Recoveries	-	6
Balance, end of period	$ 187	$ 169
Composed of:		
Allowance for loan losses	$ 153	$ 136
Allowance for guarantee losses(1)	34	33
Total	$ 187	$ 169

(1) The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

Guarantees: As of September, 2009 and December 31, 2008, the Bank had approved, net of cancellations and maturities, non-trade related guarantees without sovereign counter-guarantees of $1,399 million and a guarantee with sovereign counter-guarantee of $60 million.

Under its non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides credit guarantees on short-term trade related transactions. The TFFP, which began to operate in 2005, authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1 billion outstanding at any time. During the nine months ended September 30, 2009, the Bank issued 92 guarantees for a total of $149 million under this program (2008 – 91 guarantees for a total of $160 million).

At September 30, 2009, guarantees of $1,020 million ($1,035 million as of December 31, 2008), including $83 million issued under the TFFP ($141 million as of December 31, 2008), were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. An amount of $51 million ($54 million as of December 31, 2008) of guarantees outstanding has been re-insured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 1 to 16 years, except for trade related guarantees that have maturities of up to three years. No guarantees provided by the Bank have ever been called. As of September 30, 2009, the Bank's exposure on guarantees without sovereign counter-guarantee, net of reinsurance, amounted to $860 million and were classified as follows (in millions):

Internal Credit Risk Classification	Amount
Excellent	$ 97
Very Strong	135
Strong	32
Satisfactory	177
Fair	295
Weak	112
Significant probability of impairment	12
Total	**$ 860**

NOTE E – DERIVATIVES

Risk management strategy and use of derivatives: The Bank's financial risk management strategy is designed to strengthen the Bank's ability to fulfill its purpose. This strategy consists primarily of designing, implementing, updating, and monitoring the Bank's interrelated set of financial policies and guidelines, and utilizing appropriate financial instruments and organizational structures. The Bank faces risks that result from market movements, primarily changes in interest and exchange rates that are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting liquidity and each lending product in accordance with the particular requirements for that product and within prescribed risk parameters. The Bank employs derivatives to manage its asset and liability management exposures by aligning the characteristics of its assets and liabilities. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed base cost and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash.

Accounting for derivatives: The Bank discontinued hedge accounting on January 1, 2004; however, it complies with the derivative accounting requirements. Hence, all derivatives are recognized in the Condensed Balance Sheet at their fair value and are classified as either assets or liabilities, depending on the nature (debit or credit) of their net fair value amount.

Changes in the fair value of investment derivatives and the related interest component are recorded in Income from investments. The interest component of the changes in fair value of lending and borrowing derivatives is recorded in Income from loans and Borrowing expenses, respectively, over the life of the derivative contract. The remaining changes in fair value of these instruments are recorded in Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value in the Condensed Statement of Income and Retained Earnings.

The Bank occasionally issues debt securities that contain embedded derivatives; these securities are allocated to fund floating rate assets and are carried at fair value.

Financial statements presentation: All derivative instruments are reported at fair value. As of September 30, 2009, the Bank's derivative instruments and their related gains and losses are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Comprehensive Income as follows (in millions):

Condensed Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	September 30, 2009 [1] Asset	Liability
Currency Swaps	Currency and interest rate swaps		
	Investments - Trading	$ -	$ 4
	Loans	33	72
	Borrowings	2,913	1,001
	Accrued interest and other charges	227	(73)
Interest Rate Swaps	Currency and interest rate swaps		
	Investments - Trading	-	10
	Loans	47	308
	Borrowings	1,095	124
	Accrued interest and other charges	123	52
		$ 4,438	$ 1,498

[1] Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Condensed Statement of Income and Retained Earnings and Condensed Statement of Comprehensive Income

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Three months ended September 30, 2009	Nine months ended September 30, 2009
Currency Swaps			
Investments - Trading	Income from investments	$ (1)	$ (2)
Loans	Income from loans	(9)	(21)
	Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	(7)	(59)
Borrowings	Borrowing expenses, after swaps	252	628
	Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	1,083	1,943
	Other Comprehensive Income-Translation adjustments	2	25
Interest Rate Swaps			
Investments - Trading	Income from investments	(9)	(4)
	Other Comprehensive Income-Translation adjustments	(2)	(2)
Loans	Income from loans	(65)	(95)
	Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	(318)	(155)
Borrowings	Borrowing expenses, after swaps	157	388
	Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	218	(458)
	Other Comprehensive Income-Translation adjustments	4	2
Futures	Income from investments	-	1
		$ 1,305	$ 2,191

The Bank is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. Should the Bank credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on September 30, 2009 is $90 million (after consideration of master netting derivative agreements). If the Bank was downgraded from the current AAA to AA+, it would still not be required to post collateral against net liability positions by counterparty at September 30, 2009.

The following table provides information on the contract value/notional amounts of derivative instruments as of September 30, 2009 (in millions):

	September 30, 2009 (1)			
	Currency swaps		Interest Rate swaps	
	Receivable	Payable	Receivable	Payable
Investments				
Fixed	$ -	$ 37	$ -	$ 1,424
Adjustable	35	-	1,424	-
Loans				
Fixed	-	755	-	12,121
Adjustable	925	180	12,121	-
Borrowings				
Fixed	20,619	644	22,622	580
Adjustable	7,393	24,910	4,965	26,370

(1) Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg.

NOTE F – FAIR VALUE MEASUREMENTS

The framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, include obligations of the United States and Japanese governments. Such instruments are classified within Level 1 of the fair value hierarchy. As required by the framework for measuring fair value, the Bank does not adjust the quoted price for such instruments.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices, or prices derived from alternative pricing models, utilizing discounted cash flows. These methodologies apply to investments, including government agencies and corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

Investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques.

Substantially all the Bank's medium and long-term borrowings elected under the fair value option and lending and borrowing currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary depending on the specific structures, that require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates and spreads to generate continuous yield or pricing curves and the spot price of the underlying volatility and correlation. Significant market inputs are observable during the full term of these instruments. Correlation and items with longer tenors are generally less observable. The Bank considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierar-

chy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of September 30, 2009 and December 31, 2008 by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets:

Assets	Fair Value Measurements September 30, 2009[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 374	$ 374	$ -	$ -
U.S. government-sponsored enterprises	458	-	458	-
Obligations of non-U.S. governments and agencies	6,358	281	6,077	-
Bank obligations	5,620	-	5,620	-
Corporate securities	70	-	70	-
Mortgage-backed securities	2,302	-	2,293	9
Asset-backed securities	1,532	-	1,435	97
Total Investments - Trading	16,714	655	15,953	106
Currency and interest rate swaps	4,438	-	4,348	90
Total	**$ 21,152**	**$ 655**	**$ 20,301**	**$ 196**

[1] Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $31 million for trading investments and $350 million for currency and interest rate swaps.

Assets	Fair Value Measurements December 31, 2008[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 1,157	$ 1,034	$ 123	$ -
U.S. government-sponsored enterprises	1,539	214	1,325	-
Obligations of non-U.S. governments and agencies	771	33	738	-
Bank obligations	4,796	-	4,796	-
Corporate securities	199	-	199	-
Mortgage-backed securities	2,492	-	2,483	9
Asset-backed securities	1,715	-	1,614	101
Total Investments - Trading	12,669	1,281	11,278	110
Currency and interest rate swaps	3,499	-	3,428	71
Total	**$ 16,168**	**$ 1,281**	**$ 14,706**	**$ 181**

[1] Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $56 million for trading investments and $39 million for currency and interest rate swaps.

Financial liabilities:

Liabilities	Fair Value Measurements September 30, 2009[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 44,512	$ -	$ 44,088	$ 424
Currency and interest rate swaps	1,498	-	1,473	25
Total	$ 46,010	$ -	$ 45,561	$ 449

[1] Represents the fair value of the referred liabilities, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest on borrowings of $484 million for borrowings and under Accrued interest and other charges of $(21) million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2008[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 34,675	$ -	$ 34,135	$ 540
Currency and interest rate swaps	1,913	-	1,871	42
Total	$ 36,588	$ -	$ 36,006	$ 582

[1] Represents the fair value of the referred liabilities, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest on borrowings of $325 million for borrowings and under Accrued interest and other charges of $(4) million for currency and interest rate swaps.

The tables below show a reconciliation of the beginning and ending balances of all financial assets and financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three and nine months ended September 30, 2009 and 2008 (in millions). In addition, the tables show the total gains and losses included in Net income (loss) as well as the amount of these gains and losses attributable to the change in unrealized gains and losses relating to assets and liabilities still held as of September 30, 2009 and 2008 (in millions) and a description of where these gains or losses are reported in the Condensed Statement of Income and Retained Earnings.

Financial assets:

	Three months ended September 30, 2009: Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Three months ended September 30, 2008: Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Investments - Trading	Currency and Interest Rate Swaps	Total	Investments - Trading	Currency and Interest Rate Swaps	Total
Balance - July 1, 2009 and 2008	$ 106	$ 89	$ 195	$ 70	$ 114	$ 184
Total gains (losses) included in:						
Net income (loss)	4	26	30	(34)	(34)	(68)
Other comprehensive income (loss)	2	1	3	(10)	(8)	(18)
Settlements	(6)	-	(6)	(6)	(2)	(8)
Transfers in (out) of level 3	-	(26)	(26)	142	-	142
Transfer to financial liabilities	-	-	-	-	(4)	(4)
Balance - September 30, 2009 and 2008	$ 106	$ 90	$ 196	$ 162	$ 66	$ 228
Total gains (losses) for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at September 30, 2009 and 2008	$ 1	$ 24	$ 25	$ (10)	$ (38)	$ (48)

	Nine months ended September 30, 2009: Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Nine months ended September 30, 2008: Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Investments - Trading	Currency and Interest Rate Swaps	Total	Investments - Trading	Currency and Interest Rate Swaps	Total
Balance - January 1, 2009 and 2008	$ 110	$ 71	$ 181	$ 68	$ 89	$ 157
Total gains (losses) included in:						
Net income (loss)	(8)	52	44	(66)	(8)	(74)
Other comprehensive income (loss)	3	1	4	(4)	(3)	(7)
Settlements	(19)	(3)	(22)	(18)	(8)	(26)
Transfers in (out) of level 3	20	(26)	(6)	182	-	182
Transfers to financial liabilities	-	(5)	(5)	-	(4)	(4)
Balance - September 30, 2009 and 2008	$ 106	$ 90	$ 196	$ 162	$ 66	$ 228
Total gains (losses) for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at September 30, 2009 and 2008	$ (15)	$ 42	$ 27	$ (43)	$ (31)	$ (74)

Gains (losses) are included in the Condensed Statement of Income and Retained Earnings as follows (in millions):

	Three months ended September 30, 2009		Three months ended September 30, 2008	
	Total Gains (Losses) included in Net Income (Loss) for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period	Total Gains (Losses) included in Net Income (Loss) for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period
Income from investments	$ 4	$ 1	$ (34)	$ (10)
Borrowing expenses, after swaps	2	-	4	-
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	24	24	(38)	(38)
Total	$ 30	$ 25	$ (68)	$ (48)

	Nine months ended September 30,			
	2009		2008	
	Total Gains (Losses) included in Net Income (Loss) for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period	Total Gains (Losses) included in Net Income (Loss) for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period
Income from investments	$ (8)	$ (15)	$ (66)	$ (43)
Borrowing expenses, after swaps	10	-	23	-
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	42	42	(31)	(31)
Total	$ 44	$ 27	$ (74)	$ (74)

Financial Liabilities:

	Three months ended September 30,					
	2009			2008		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total
Balance - July 1, 2009 and 2008	$ 578	$ 34	$ 612	$ 658	$ 61	$ 719
Total (gains) losses included in:						
Net income (loss)	34	(9)	25	(68)	18	(50)
Other comprehensive income (loss)	5	-	5	(17)	-	(17)
Issuance and settlements, net	-	-	-	(48)	(5)	(53)
Transfer out of level 3	(193)	-	(193)	-	-	-
Transfer from financial assets	-	-	-	-	(4)	(4)
Balance - September 30, 2009 and 2008	$ 424	$ 25	$ 449	$ 525	$ 70	$ 595
Total (gains) losses for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at September 30, 2009 and 2008	$ 32	$ (9)	$ 23	$ (74)	$ 15	$ (59)

	Nine months ended September 30,					
	2009			2008		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total	Borrowings Measured at Fair Value	Currency and Interest Rate Swaps	Total
Balance - January 1, 2009 and 2008	$ 540	$ 42	$ 582	$ 533	$ 39	$ 572
Total (gains) losses included in:						
Net income (loss)	89	(12)	77	(49)	45	(4)
Other comprehensive income (loss)	8	-	8	(6)	-	(6)
Issuance and settlements, net	(20)	-	(20)	47	(10)	37
Transfer out of level 3	(193)	-	(193)	-	-	-
Transfers from financial assets	-	(5)	(5)	-	(4)	(4)
Balance - September 30, 2009 and 2008	$ 424	$ 25	$ 449	$ 525	$ 70	$ 595
Total (gains) losses for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at September 30, 2009 and 2008	$ 77	$ (12)	$ 65	$ (79)	$ 40	$ (39)

(Gains) losses are included in the Condensed Statement of Income and Retained Earnings as follows (in millions):

	Three months ended September 30,			
	2009		2008	
	Total (Gains) Losses Included in Net Income (Loss) for the Period	Change in Unrealized (Gains) Losses related to Liabilities Still Held at End of Period	Total (Gains) Losses Included in Net Income (Loss) for the Period	Change in Unrealized (Gains) Losses related to Liabilities Still Held at End of Period
Borrowing expenses, after swaps	$ 2	$ -	$ 9	$ -
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	23	23	(59)	(59)
Total	$ 25	$ 23	$ (50)	$ (59)

	Nine months ended September 30,			
	2009		2008	
	Total (Gains) Losses Included in Net Income (Loss) for the Period	Change in Unrealized (Gains) Losses related to Liabilities Still Held at End of Period	Total (Gains) Losses Included in Net Income (Loss) for the Period	Change in Unrealized (Gains) Losses related to Liabilities Still Held at End of Period
Borrowing expenses, after swaps	$ 12	$ -	$ 37	$ -
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	65	65	(41)	(40)
Total	$ 77	$ 65	$ (4)	$ (40)

NOTE G – FAIR VALUE OPTION

In 2008, Management approved the election of the fair value option for certain medium- and long-term debt (i.e., borrowings funding floating rate assets) to reduce the income volatility resulting from previously accounting for borrowings at amortized cost and, as required by the derivatives accounting requirements, marking to market the derivative instruments, including borrowing swaps, with changes in fair value recognized in income. The Bank did not elect the fair value option for other borrowings within the same balance sheet category because they did not contribute to a mitigation of, or did not produce, income volatility.

The Bank recognizes interest on borrowings in a manner that approximates the effective yield method upon issuance of those borrowings.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three and nine months ended September 30, 2009 and 2008, as follows (in millions):

	Three months ended September 30,		Nine months ended September 30,	
	2009	2008	2009	2008
Borrowings expenses, after swaps	$ (454)	$ (437)	$ (1,279)	$ (1,249)
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	(1,561)	1,170	(2,008)	1,483
Total changes in fair value included in Net income (loss)	$ (2,015)	$ 733	$ (3,287)	$ 234

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of September 30, 2009 and December 31, 2008, was as follows (in millions):

	September 30, 2009	December 31, 2008
Fair value	$ 44,512	$ 34,675
Unpaid principal outstanding	42,822	32,745
Fair value over unpaid principal outstanding	$ 1,690	$ 1,930

NOTE H – NET UNREALIZED GAINS (LOSSES) ON NON-TRADING DERIVATIVES AND BORROWINGS MEASURED AT FAIR VALUE

Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value on the Condensed Statement of Income and Retained Earnings for the three and nine months ended September 30, 2009 and 2008 comprise the following (in millions):

	Three months ended September 30,		Nine months ended September 30,	
	2009	2008	2009	2008
Change in fair value of derivative instruments due to movements in:				
Exchange rates	$ 1,129	$ (1,740)	$ 2,638	$ (1,827)
Interest rates	(153)	714	(1,367)	474
Total change in fair value of derivatives	976	(1,026)	1,271	(1,353)
Change in fair value of borrowings due to movements in:				
Exchange rates	(1,004)	1,579	(2,440)	1,658
Interest rates	(557)	(409)	432	(175)
Total change in fair value of borrowings	(1,561)	1,170	(2,008)	1,483
Currency transaction gains (losses) on borrowings and loans at amortized cost	(127)	149	(124)	150
Amortization of borrowing and loan basis adjustments	2	3	11	16
Reclassification to income - cash flow hedges	-	1	(2)	3
Total	$ (710)	$ 297	$ (852)	$ 299

Net unrealized losses on non-trading derivatives resulting from changes in interest rates were $1,367 million for the first nine months of 2009, as a result of an overall increase in long-term swap interest rates in the global markets, compared to year-end 2008 levels. These losses were partially compensated by net unrealized gains on borrowings measured at fair value of $432 million. This income volatility, which amounted to a loss of $935 million for the nine months period ended September 30, 2009, compared to a gain of $299 million for the same period last year, is primarily due to losses associated with a tightening of the Bank's credit spreads on the borrowings portfolio (approximately $489 million), changes in basis swaps (approximately $139 million), and unrealized losses on lending swaps ($174 million). At the end of 2008, the financial market turmoil led to a crisis of confidence that negatively affected all credit spread products. As market sentiment has gradually improved in 2009, high grade credit products spread levels have generally declined.

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During the first nine months of 2009, exchange rate changes increased the value of borrowings and loans, resulting in a negative net effect in income of $2,564 million (2008 - positive effect of $1,808 million), which was offset by the positive net effect in the value of the borrowing and lending swaps of $2,638 million (2008 - negative effect of $1,827 million).

NOTE I – CAPITAL STOCK

On August 17, 2009, the Bank received from Canada a letter of subscription for 334,887 shares of non-voting callable capital stock, thereby increasing Canada's total subscription to the Bank's Ordinary Capital to 669,774 shares. Accordingly, effective on this date, the authorized ordinary capital stock of the Bank was increased by an amount of $4,039.9 million to a total of $104,980.0 million represented by 8,702,335 shares, authorized and subscribed. The paid-in capital stock of the Bank remains unchanged. Additionally, the terms and conditions of Canada's subscription of August 17, 2009 stipulate that the subscription is on a temporary basis, with Canada required to transfer 25% of the shares back to the Bank on each of the dates that is five, six, seven and eight years from the subscription date.

NOTE J – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has two defined benefit retirement plans (Plans), the Staff Retirement Plan (SRP) for the pension benefit of its international employees and the Local Retirement Plan (LRP) for the pension benefit of local employees in the country offices. The Bank also provides certain health care and other benefits to retirees under the Postretirement Benefits Plan (PRBP).

Contributions: All contributions are made in cash. Contributions from the Bank to the Plans and the PRBP during the first nine months of 2009 were $48 million (2008 – $30 million). As of September 30, 2009, the estimate of contributions expected to be paid to the Plans during 2009 was $39 million, a small increase from the amount disclosed in the December 31, 2008 financial statements. Estimated contributions expected to be paid to the PRBP remained unchanged at $25 million. Contributions for 2008 were $24 million and $17 million, respectively.

Periodic benefit cost: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accordance with an allocation formula approved by the Board of Executive Directors for administrative expenses and are included under Administrative expenses in the Condensed Statement of Income and Retained Earnings.

The following table summarizes the benefit costs associated with the Plans and the PRBP for the three and nine months ended September 30, 2009 and 2008 (in millions):

	Pension Benefits			
	Three months ended September 30,		Nine months ended September 30,	
	2009	2008	2009	2008
Service cost	$ 15	$ 14	$ 48	$ 41
Interest cost	35	35	104	106
Expected return on plan assets	(43)	(43)	(130)	(128)
Prior service cost	-	1	1	1
Net periodic benefit cost	$ 7	$ 7	$ 23	$ 20
Of which:				
ORC's share	$ 7	$ 6	$ 22	$ 17
FSO's share	$ -	$ 1	$ 1	$ 3

	Postretirement Benefits			
	Three months ended September 30,		Nine months ended September 30,	
	2009	2008	2009	2008
Service cost	$ 8	$ 8	$ 24	$ 23
Interest cost	15	16	46	47
Expected return on plan assets	(18)	(17)	(56)	(51)
Prior service cost	-	-	1	1
Net periodic benefit cost	$ 5	$ 7	$ 15	$ 20
Of which:				
ORC's share	$ 5	$ 6	$ 14	$ 17
FSO's share	$ -	$ 1	$ 1	$ 3

NOTE K – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the natures of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the nine months ended September 30, 2009 and 2008, loans made to or guaranteed by four countries individually generated in excess of 10 percent of loan income, as follows (in millions):

	Nine months ended September 30,	
	2009	2008
Brazil	$ 366	$ 427
Argentina	261	297
Colombia	171	185
Mexico	152	133

NOTE L – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments:

Cash: The carrying amount reported in the Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flows.

Loans: The Bank is one of very few lenders of development loans to Latin American and Caribbean countries. The absence of a secondary market for development loans makes it difficult to estimate the fair value of the Bank's lending portfolio despite the flexibility offered by the new fair value framework. The Bank continues to explore possible valuation tools to estimate the fair value of its lending portfolio without having to incur excessive costs.

Swaps: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings: The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of September 30, 2009 and December 31, 2008 (in millions):

	2009 (1)		2008 (1)	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 877	$ 877	$ 301	$ 301
Investments				
Trading	16,714	16,714	12,669	12,669
Held-to-maturity	3,999	4,079	3,657	3,703
Loans outstanding, net	55,076	N/A	51,601	N/A
Currency and interest rate swaps receivable				
Investments - trading	1	1	4	4
Loans	64	64	41	41
Borrowings	4,373	4,373	3,454	3,454
Borrowings				
Short-term	874	874	3,067	3,067
Medium- and long-term:				
Measured at fair value	44,512	44,512	34,675	34,675
Measured at amortized cost	13,007	13,982	12,211	13,977
Currency and interest rate swaps payable				
Investments - trading	21	21	11	11
Loans	432	432	110	110
Borrowings	1,046	1,046	1,792	1,792

N/A = Not available
(1) Includes accrued interest.

NOTE M – SUBSEQUENT EVENTS

The Bank has evaluated subsequent events through November 16, 2009, the date of issuance of these Condensed Quarterly Financial Statements. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of September 30, 2009.